UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 17)

State Auto Financial Corporation

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

855-707105

(CUSIP Number)

February 20, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

Schedule 13G/A (Amendment No. 17)

CUSIP No.: 855-707105

1	Name of reporting person State Automobile Mutual Insurance Company
2	Check the appropriate box if a member of a group The reporting person disclaims membership in any group. (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Ohio
	5	Sole voting power 25,677,422.1 Common Shares (as of February 20, 2015)
	6	Shared voting power -0- Common Shares (as of February 20, 2015)
	7	Sole dispositive power 25,677,422.1 Common Shares (as of February 20, 2015)
	8	Shared dispositive power -0- Common Shares (as of February 20, 2015)
9	Aggregate amount beneficially owned by each reporting person 25,677,422.1 Common Shares (as of February 20, 2015)
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 62.5% (as of February 20, 2015)
12	Type of reporting person IC

Items 1 Through 10

of

Schedule 13G/A (Amendment No. 17)

for

State Automobile Mutual Insurance Company

Item 1.

(a)	Name of Issuer: State Auto Financial Corporation (“State Auto Financial”)

(b)	Address of Issuer’s Principal Executive Offices: 518 East Broad Street, Columbus, Ohio 43215

Item 2.

(a)	Name of Person Filing: State Automobile Mutual Insurance Company (“State Auto Mutual”)

(b)	Address of Principal Business Office:

518 East Broad Street, Columbus, Ohio 43215

(c)	Place of Organization: Ohio

(d)	Title of Class of Securities: Common Shares, without par value (the “STFC Shares”)

(e)	CUSIP Number: 855-707105

Item 3.	Not Applicable.

Item 4.	The information contained in rows 5 through 9, inclusive, and row 11 of the cover page are incorporated herein by reference.

Item 5.	Not Applicable.

Item 6.	Not Applicable.

Item 7.	Not Applicable.

Item 8.	Not Applicable.

Item 9.	Not Applicable.

Item 10.	Not Applicable.

Explanatory Note

As more fully described in the Schedule 13G/A (Amendment No. 13) filed by State Auto Mutual on May 13, 2013 (the “Schedule 13G/A”), on or about May 13, 2013, State Auto Mutual began making open market purchases of STFC Shares in amounts to maintain a greater than 60% ownership interest in the outstanding STFC Shares. In the Schedule 13G/A, State Auto Mutual stated that it would purchase STFC Shares only during open trading windows as declared by State Auto Financial.

On February 20, 2015, State Auto Mutual established a Rule 10b5-1 purchase plan to enable it to make open market purchases of STFC Shares on any trading day that the Nasdaq Stock Market (or any other stock exchange the STFC Shares are hereafter traded) is open for business.

As stated in the Schedule 13G/A, State Auto Mutual does not intend to materially increase its historical ownership interest in STFC Shares through any of these purchases. Purchases by State Auto Mutual may be terminated at any time.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

STATE AUTOMOBILE MUTUAL INSURANCE COMPANY

February 24, 2015	By	/s/ James A. Yano
James A. Yano, Vice President and General Counsel